February 9, 2011	Robert A. Schwed

VIA EDGAR AND HAND DELIVERY U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, DC 20549 Attention: Patrick Gilmore	+1 212 937 7276(t) +1 212 230 8888(f) robert.schwed@wilmerhale.com

Re:	Amdocs Limited
Form 20-F for the Fiscal Year Ended September 30, 2010
Filed December 7, 2010
Amendment No. 1 to Form 20-F for the Fiscal Year Ended
September 30, 2010
Filed December 9, 2010
File No. 001-14840
Ladies and Gentlemen:
On behalf of our client Amdocs Limited (“Amdocs” or the “Company”), we are submitting the following responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter dated January 26, 2011 from Mr. Patrick Gilmore, Accounting Branch Chief. The comment letter relates to the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2010 filed December 7, 2010 (the “Form 20-F”) and the Company’s Amendment No. 1 to the Form 20-F filed December 9, 2010 (the “Amended Form 20-F”).
For convenient reference, we have included below each of the Staff’s comments set forth in the comment letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the comment letter. All of the responses are based on information provided to us by representatives of the Company.
The Company has not prepared an amendment to the Form 20-F or the Amended Form 20-F because the Company believes that any amendments filed to address the Staff’s comments relate to matters that are not individually or in the aggregate material to investors and that any such amendments would, on the whole, be more confusing than useful to investors and others.
Form 20-F for the Fiscal Year Ended September 30, 2010
Item 5. Operating and Financial Review and Prospects
1.	We note the disclosure in your Form 6-K filed on November 4, 2010 regarding the suspension of a portion of Clearwire’s implementation program. We further note that you anticipate that this suspension will put “pressure on [y]our profitability.” Please tell
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U.S. Securities and Exchange Commission
February 9, 2011

us how you considered disclosing whether this event is reasonably likely to have a material unfavorable impact on future revenues, gross margin or operating income and how you considered including a discussion of this event in your Form 20-F. Refer to Section III.B.3 of Release No. 33-8350 for additional guidance.
Response:	Shortly prior to November 4, 2010, the earnings press release date, the Company became aware of the change in Clearwire’s business priorities, and was notified by Clearwire that a portion of the implementation program had been suspended, thus creating uncertainty as to the Company’s profitability in the short term until the re-scoping of the agreement could be concluded. In its guidance for the first quarter of fiscal 2011, the Company reflected this development as was disclosed in the Form 6-K filed on November 4, 2010.

In its decision not to include a detailed discussion of the Clearwire situation in the Operating and Financial Review and Prospects section of the Form 20-F, the Company took into account the following considerations:
–	The uncertainty was expected to affect primarily near-term profitability, mainly in the first quarter of fiscal 2011, resolution of which was dependent on the re-scoping of the agreement and any required cost adjustments;

–	The suspension of the Clearwire agreement related only to a certain portion of the agreement, which would not have a material impact on the Company’s revenue in fiscal 2011;

–	Furthermore, the Clearwire contract suspension was a result of a change in Clearwire’s business priorities and is limited to Clearwire. It has had, and is expected to have, no impact on the Company’s business with its other customers.
Therefore, the Company concluded that a material effect on its liquidity, capital resources or results of operations was not reasonably likely to occur and no additional disclosure was required in the Form 20-F.

Furthermore, although the resolution of the Clearwire agreement was made following the filing of the Form 20-F and was not part of the Company’s considerations regarding the required disclosure in the Form 20-F, eventually, during December 2010, the Company successfully re-scoped its contract with Clearwire to address the changes in the customer’s strategic direction. The Company continues to support Clearwire’s entire subscriber base and to maintain a strong, long-term managed services relationship.

U.S. Securities and Exchange Commission
February 9, 2011

The impact of the re-scoping was not material to the Company and was consistent with the considerations listed above.
Item 8. Financial Information
Financial Statements
Note 2 — Summary of Significant Accounting Policies
Revenue Recognition, page F-11
2.	We note that you allocate revenue in your arrangements with multiple deliverables based upon vendor-specific objective evidence (“VSOE”). We further note your disclosure on page 39 that VSOE is based on normal pricing and discounting practices when elements are sold separately. Please describe, in detail, your methodology and assumptions for establishing VSOE of fair value. In your response, as it relates to on-going support services and maintenance, describe the process used to evaluate the various factors that affect how you establish VSOE of fair value. For instance, does the price charged for the on-going support services and maintenance vary from customer to customer? If so, please explain how you determined that you can reasonably estimate the fair value of on going support services and maintenance. In this regard, if your agreements include stated future renewal rates, tell us what percentage of your customers actually renew at these stated rates and provide the range of typical renewal rates that are stated in your contracts. If stated future renewal rates are not included in your agreements, tell us the percentage range allowed for your pricing of on-going support services and maintenance that you consider to be representative of VSOE.
Response:	When the Company’s arrangements include multiple elements, revenue is allocated to the various elements based on VSOE of fair value as defined by ASC 985-605-25-6 and disclosed in the Form 20-F. These multiple element arrangements typically include a combination of Amdocs offerings of software products and related services including maintenance and on-going support.

The Company establishes VSOE of fair value for the separate elements present in its contracts with customers based on the price that is charged when such elements are sold separately. The Company has an established history of selling these separate elements individually. In order to determine that VSOE of fair value for these elements exists, the Company performs separate stratified ‘Bell-Shaped Curve’ analysis, as described below, using the entire population of standalone deals of the separate elements during the period of the study. This analysis determines VSOE of fair value when a substantial majority of the standalone deals in the study fall within a range of plus or minus 15% from the midpoint. The

U.S. Securities and Exchange Commission
February 9, 2011

Company’s VSOE of fair value study is performed on an annual basis and is applied consistently.

The Company considers various factors in relation to the pricing of these elements when analyzing the population of standalone deals. These factors include: geographic region, differing maintenance support offering by product type (solution), and pricing points based on size of license deals. When such factors or pricing patterns are identified, the Company creates separate strata for the data when performing the ‘Bell-Shaped Curve’ analysis.

The Company’s maintenance provides its customers with post contract support including upgrades on a when-and-if-available basis, service packs, bug fixes and/or corrections and patches as well as web, telephone, email and help desk services. The Company’s standalone renewals for maintenance services are typically priced based on a percentage of the license list price for each software product. The Company’s arrangements generally do not include stated renewal rates. A large majority of the maintenance services offered by the Company are performed on its CES solutions; the Company also provides support for other solutions that make up an insignificant portion of sales. As a result of the different solutions and varying maintenance support services between these solutions, the Company identified separate strata based on product type being supported when performing the ‘Bell-Shaped Curve’ analysis. Additionally, the population of standalone maintenance renewals used in the study was further stratified within the Company’s CES solutions as the prices the Company charges vary based on the size of the license deals being supported. Within these strata the Company was able to establish VSOE of fair value for the services as a substantial majority of the standalone deals fell within a range of plus or minus 15% from the midpoint.

The Company’s on-going support services typically include post-production on-site support and development services. The Company’s standalone sales of on-going support services are priced based on labor units of effort (i.e. man-month rate or hourly rate). The Company identified three separate strata for its on-going support services based on the geographic location of the customer as a result of differences in pricing throughout these regions. Within these strata the Company was able to establish VSOE of fair value for the services as a substantial majority of the standalone deals fell within a range of plus or minus 15% from the midpoint.

U.S. Securities and Exchange Commission
February 9, 2011

3.	We note your discussion on pages F-13 and F-15 regarding the early adoption of the October 2009 FASB guidance related to revenue arrangements with multiple deliverables. Please address the following:
•	Describe the significant factors, inputs, assumptions, and methods used to determine third-party evidence of selling price (“TPE”) for the significant deliverables in your multiple deliverable arrangements. Please update your disclosure in future filings accordingly. Refer to ASC 605-25-50-2(e).

•	Tell us whether you typically determine fair value of the elements in your arrangements using VSOE, TPE or estimated selling price (“ESP”).

•	We note that your policy for determining ESP references “pricing practices” and “margin objectives.” Please clarify whether you typically apply a gross profit margin to your estimated costs in order to determine ESP and how gross profit margins and costs are determined. Refer to ASC 605-25-55-44.
Response:	For a majority of the Company’s existing multiple deliverable arrangements, the Company allocates transaction consideration for purposes of revenue recognition to each identified unit of accounting based upon its relative fair value, determined using VSOE. When the Company is not able to establish VSOE for any one of the elements in its arrangements that are outside the scope of authoritative software revenue recognition guidance, the Company attempts to establish the selling price of that element based on TPE. However, the Company has not been able to use TPE as its solutions are highly differentiated and the Company is not able to obtain reliable information on the offerings of its competitors.

Accordingly, for individual elements of an arrangement that are outside the scope of authoritative software revenue recognition guidance, when VSOE is unavailable the Company allocates transaction consideration to each identified unit of accounting by allowing the use of ESP.

In determining ESP, the Company considers its common pricing practices applied to similar deals, which generally uses the costs to provide the tangible product or service plus a margin. The Company determines the total cost of the tangible product or service based on its standard pricing methodologies applied consistently throughout all of its agreements. The Company also considers the appropriate margins to be applied based on an analysis of margin objectives as well as historical margins of similar deals. The determination of ESP is made through consultation with and approval by management and the methodology for determining ESP is regularly reviewed to ensure that the best estimate of ESP is used.

U.S. Securities and Exchange Commission
February 9, 2011

In addition, the Company notes that the adoption of the new authoritative guidance for revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance did not have a material impact on its results of operations or financial position in fiscal 2010.
Note 9 — Goodwill and Intangible Assets, Net, page F-24
4.	We note your disclosure on page F-25 regarding your purchased intangible assets. Please tell us how you considered disclosing the weighted-average amortization period in total and by major intangible asset class as required by ASC 350-30-50-1.
Response:	ASC 350-30-50-1 requires disclosure of the weighted-average amortization period in total and by major intangible asset class for intangible assets in the period of acquisition. Since the Company’s acquisitions in fiscal years 2010 and 2009, individually and in the aggregate, were considered not to be material, the Company did not provide a disclosure regarding its acquisitions in these years, including the required disclosure regarding the intangibles assets. Additionally, since the intangible assets acquired in fiscal years 2010 and 2009 individually and in the aggregate were considered not to be material, representing 1.6% and 1.0% of the total assets as of September 30, 2010 and 2009, respectively, the Company did not disclose the weighted-average amortization period in total and by major intangible assets class for intangible asset acquired during fiscal 2010 and 2009. The Company notes that it provided a range for the amortization period for all intangible assets acquired by major class. The Company also disclosed the estimated future amortization expense for each of the five succeeding fiscal years and thereafter, for the remaining balance of total intangible assets. If at the time of future filings the intangible assets acquired in a particular period are material, the Company will include such disclosure.
Note 11 — Income Taxes, page F-26
5.	Please tell us how you considered separately disclosing income before income tax expense for domestic and foreign operations. Refer to Rule 4-08(h) of Regulation S-X.
Response:	The Company is domiciled in the Island of Guernsey (“Guernsey”), and therefore the Company considers its “domestic” location to be Guernsey. Guernsey has a zero percent tax rate as shown in the Company’s rate reconciliation on page F-27 of the Form 20-F. In analyzing the required disclosure of separately disclosing income before income tax expense for foreign and domestic operations, the Company took into account the following considerations:

U.S. Securities and Exchange Commission
February 9, 2011

–	The Company does not transact business with any Guernsey customers;

–	The Company’s intellectual property is not located in Guernsey; and

–	All of the services performed by the Company are rendered in foreign jurisdictions.
Based on this analysis the Company believes that virtually all of its pretax income is considered to be foreign income under Rule 4-08(h) of Regulation S-X. Accordingly, the Company did not separately disclose income before income tax expense for domestic and foreign operations.

The Company will disclose in its future Annual Reports on Form 20-F that virtually all of its income before income tax expense is considered to be foreign income.
Amendment No. 1 to Form 20-F for the Fiscal Year Ended September 30, 2010
6.	We note that you did not file the certifications required under Rules 13a-14(a) and 15d- 14(a) of the Exchange Act with your amendment to the Form 20-F for the fiscal year ended September 30, 2010. Please tell us how you considered including the required certifications in your amended Form 20-F and the reason for omitting such certifications.
Response:	Pursuant to Rule 405(a)(2) of Regulation S-T, the Company filed the Amended Form-20-F solely for the purpose of submitting its interactive data file for the fiscal year ended September 30, 2010 (the “Interactive Data File”). The Interactive Data File was prepared under the same disclosure controls and procedures in place during the Company’s preparation of the Form 20-F and reflects the same information about the Company’s financial condition, results of operations and cash flows that was reported in the Form 20-F. The Company believes that the certifications filed as exhibits to the Form 20-F, pursuant to Rules 13a-14(a) and 15d- 14(a) of the Exchange Act, are also applicable to the disclosure contained in the Amended Form 20-F.

According to the Commission’s Compliance and Disclosure Interpretations, Question 130.1 related to Rule 405 under the Securities Act of 1933, as amended (issued May 29, 2009) (the “C&DI”), in an amendment filed for the sole purpose of submitting its interactive data file, the Commission requires an issuer to include the cover page, an explanatory note, the signature page, an exhibit index, and exhibit 101. The C&DI does not state that that new certifications must be filed with such an amendment.

U.S. Securities and Exchange Commission
February 9, 2011

Lastly, although the Company acknowledges that the practices of other issuers are not dispositive, the Company’s review of other public filings suggests that numerous other issuers take the position that new certifications are not required to be filed with an amended filing filed for the sole purpose of submitting an interactive data file.
* * * * *
Lastly, as requested by the Staff, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact the undersigned (212-937-7276) or Jason L. Kropp (617-526-6421) of this firm with any questions regarding this response letter.
Very truly yours,
/s/ Robert A. Schwed
Robert A. Schwed